EXHIBIT 99.2

Central Gold-Trust

Management’s Discussion & Analysis

December 31, 2006

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are presented in United States dollars and prepared in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003.  Its purpose is  to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not in itself an operating entity nor does it have any employees, office facilities or the potential risks thereof.  Gold-Trust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Trust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2006.

Results of Operations — Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of any unit offerings and the changing market price of gold.  As gold is initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.  The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold prices, and the exchange rate between U.S. and Canadian dollars:

	Years ended December 31
	2006		2005		2004
	U.S$	Cdn.$	U.S$	Cdn.$	U.S$	Cdn.$
Unrealized appreciation (depreciation) of investments (in millions)	$15.1	$17.5	$9.2	$8.7	$1.8	$(1.1)

Net income (loss) for the period (in millions)	$14.6	$17.0	$8.9	$8.3	$1.6	$(1.5)
Net income (loss) per unit	$4.46	$5.19	$2.72	$2.53	$0.66	$(0.60)

Total Net Assets (in millions)	$79.3	$92.4	$64.7	$75.4	$55.8	$67.1
Change in net assets from prior year (in millions)	$14.6	$17.0	$8.9	$8.3	$18.3	$18.7
% change from prior year	22.6%	22.6%	16.0%	12.3%	48.8%	38.6%

Gold price (U.S. $per fine ounce)	$635.70	$513.00	$438.00
% change from prior year	23.9%	17.1%	5.2%
Exch.ange rate: $1.00 U.S. — Cdn.	$1.1653	$1.1659	$1.2036
% change from prior year	(0.05)%	(3.1)%	(6.9)%

In 2006, net assets as reported in U.S. dollars increased by $14.6 million or 22.6%.

The increase in net assets was attributable to the 23.9% increase in the price of gold during the year.

The increase in net assets described above was nominally affected by expenses.  Net assets, as reported in Canadian dollars also increased by 22.6%.

In 2005, net assets as reported in U.S. dollars increased by $8.9 million or 16.0%.

The increase in net assets is primarily attributable to the 17.1% increase in the price of gold during the year.

The increase in net assets described above was nominally affected by the loss excluding unrealized appreciation of investments during the year.  Net assets, as reported in Canadian dollars, increased by 12.3% as a result of the 3.1% decrease in the U.S. dollar relative to the Canadian dollar.

In 2004, net assets as reported in U.S. dollars increased by $18.3 million or 48.8%.  A large portion of this increase was the result of the public offering as described in note 4 to the financial statements.  The unit issuance was completed at a premium over the net asset value per unit at the time, such that there was no dilution of the interests of existing Unitholders.  Of the net proceeds from the issue totalling $16,692,318, $15,699,879 was used to purchase 35,707 fine ounces of gold bullion in physical bar form.  The balance of $992,439 was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The remaining $1.6 million of the total increase in net assets is primarily attributable to the 5.2% increase in the price of gold  during the year.

The increase in net assets described above was nominally affected by the loss excluding unrealized appreciation of investments during the year.  Net assets, as reported in Canadian dollars, only increased by 38.6% as a result of the 6.9% decrease in the U.S. dollar relative to the Canadian dollar.

Summary of Quarterly Financial Information

	Quarter ended (in US$)				Year ended
2006	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,460,318	(1,736,445)	3,922,987	8,494,532	15,141,392

Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,333,319	(1,858,328)	3,791,542	8,360,272	14,626,805

Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of investments	$1.32	(0.57)	1.16	2.55	4.46

	Quarter ended (in US$)				Year ended
2005	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,869,040	4,501,625	1,178,432	(1,285,846)	9,263,251

Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,798,862	4,410,656	1,078,696	(1,386,928)	8,901,286

Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of investments	$1.46	1.35	0.33	(0.42)	2.72

2004	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of investments	$1,880,784	1,793,329	(2,455,261)	638,554	1,857,406

Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	$1,870,543	1,721,910	(2,548,015)	559,396	1,603,834

Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of investments	$0.78	0.75	(1.11)	0.24	0.66

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit. Assuming as a constant exchange rate, the rate which existed on December 31, 2006 of $1.1653 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately  U.S. $2.38 per unit or Cdn $2.78 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold-Trust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars.   As previously mentioned, over 98% of Gold-Trust’s net assets are denominated in U.S. dollars.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations — Net Income

Gold-Trust’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust only seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  The Canadian Institute of Chartered

Accountants Accounting Guideline 18, Investment Companies, requires Gold-Trust to record unrealized appreciation (depreciation) of investments in income.  Accordingly, for the last three fiscal periods, Gold-Trust has reported net income.  Gold-Trust expects to generate some cash flow from its holdings of cash equivalents and will sell bullion certificates only if necessary to replenish cash reserves.

Gold-Trust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 1(d) to the financial statements on page 5, distributions may be made.

Fiscal 2006 Compared to Fiscal 2005

Net income of $14,626,805 during the 2006 fiscal year was 64.3% higher than 2005 net income of $8,901,286.  The prime component of this increase was the higher unrealized appreciation of investments.  Interest income was higher compared to the prior year as both the average balances of interest-bearing cash deposits and bank interest rates increased.

The increase in net assets during the year as a result of the increase in the price of gold had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the year as a direct result of the higher level of net assets attributable to the factor mentioned above.  Similarly, safekeeping fees increased to reflect the increased dollar prices of gold bullion being held.  Legal and audit fees increased mainly due to listing of the units on the American Stock Exchange.

Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets during the 2006 fiscal year, were 0.67% compared with 0.68 % in 2005.

Fiscal 2005 Compared to Fiscal 2004

The net income of $8,901,286 during the 2005 fiscal year was five times the 2004 net income of $1,603,834.  The prime component of this increase was the higher appreciation of investments.  Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits and bank interest rates, both increased.

The increase in net assets during the year as a result of the increase in the price of gold had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the year as a direct result of the higher level of net assets attributable to the factor mentioned above.  Similarly, safekeeping fees increased to reflect the dollar values of gold bullion being held.

Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets during the 2005 fiscal year, were 0.68% compared with 0.64% in 2004.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust’s objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses.  At December 31, 2006, Gold-Trust’s cash reserves including cash equivalents were $1,237,551.  The comparable figure at December 31, 2005 was $1,662,689.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust in the future not have sufficient cash to meet its needs, minor portions of Gold-Trust’s bullion holdings may be sold to provide working capital and to pay for redemptions (if any) of units.  Sales of bullion could result in Gold-Trust realizing capital losses or gains.  During the fiscal year ended December 31, 2006, Gold-Trust’s cash reserves decreased by $425,138 from those at December 31, 2005.  The primary sources and uses of cash were as follows:

Sources of Cash

The inflow of cash of $49,874 was generated from interest income earned on short-term cash deposits.

Uses of Cash

The outflow of cash during the year of $475,012 was used to pay most of the  $514,946 expenses of the Trust.  The balance of $39,934 represents changes in accruals and the foreign exchange gain between the 2005 and 2006 year ends.

Risk Factors

The avoidance of risk is uppermost in the purpose, construct and stewardship of Gold-Trust.  Gold bullion owned by Gold-Trust is stored in segregated safekeeping in the treasury vaults of the Canadian Imperial Bank of Commerce and is insured by the Bank.

Gold-Trust’s purpose is to hold gold on behalf of its Unitholders.  The principal factor affecting the price of its units is volatility of the price of gold.  Gold-Trust’s gold assets are traded internationally and are denominated in U.S. dollars.  As at December 31, 2006, its assets consisted of 94.9% gold bullion, 3.7% gold certificates and 1.4% cash and other working capital.

Gold-Trust does not engage in any borrowing, leasing, lending or hedging activities involving its assets, so the value of its units will depend on, and typically fluctuate with changing prices of gold.

The gold price may be affected by many unpredictable international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future inflation rates; exchange rate volatility of the U.S. dollar, the principal currency in which gold is quoted; interest rate volatility; and unexpected global, or regional, political or economic incidents.

Related party information

Please refer to Note 5  on page 7 of this Annual Report.

Other

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold-Trust’s financial statements which are prepared to report market values, and in the market value of the 3,277,500 voting units issued and outstanding.

The Trustees will consider, from time to time, the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge the Trust’s asset base would enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

The Trust is advised that U.S. Investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report dated February 15, 2007, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.